
10015782



GLOBEX

MANAGEMENT DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2010
(UNAUDITED)

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1 CANADA
Telephone: (819) 797.5242 Fax.: (819) 797-1470
info@globexmining.com www.globexmining.com

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of March 31, 2010 and 2009. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

Management Discussion and Analysis

For the three (3) month period ended March 31, 2010

Overview

Globex is a development stage Canadian mining exploration company with a large portfolio of early to mid-stage North American exploration and development properties. Many of these properties are currently being actively explored by Globex or its option partners. One property, on which the Company holds a royalty interest, is now in production and several other projects are currently subject to due diligence. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending, with the ultimate aim of bringing a project into commercial production. Optioning exploration properties is one of the strategies Globex employs to manage its extensive mineral property portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored, while still retaining an interest in any future production. The term option as it relates to Globex property deals should be understood as follows: in exchange for a number of annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the Optionee the right to acquire an interest in the optioned property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. Generally all conditions of the agreement must be satisfied before any interest in the property accrues to the Optionee. The option contract will terminate if annual payments and or work commitments are not met. Assuming all conditions of the option agreement are satisfied, Globex may retain a Gross Metal Royalty (GMR) or other carried interest in the property. Outright property sales may also include cash and or shares and some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX International in the USA.

Forward-looking Statements

Certain information in this Management Discussion and Analysis, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking" statements." The words "expect". "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

This document may contain forward-looking statements reflecting the management's expectations with respect to future events. Actual results may differ from those expected. The Company's management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except as required by law.

Exploration Activities and Mining Properties

The Company conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is marked up by a geologist and subsequently split, with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.

According to National Instrument 43-101, the loss of a material property would cause at least a 10% drop in the share price of the Company. At this point in time, we believe the loss of any single Globex property, not already covered by a NI 43-101 report, would have little or no effect on our share price. Producing a NI 43-101 report is time-consuming, expensive and simply not warranted on all of our properties. We will, when we determine it is a prudent business decision, produce NI 43-101 reports and file them on SEDAR.

When discussing historical resource calculations available in the public domain regarding our properties, we will include source, author and date, and if appropriate, cautionary language stating that:

- A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or reserves;
- The issuer is not treating the historical estimate as current mineral resources or mineral reserves; and
- The historical estimate should not be relied upon. In addition, the source and date of the historical estimate will be provided.

Exploration expenditures for the first quarter of 2010 totalled $310,693 (year 2009 - $1,924,068). As a result of these expenditures, Globex's 2009 commitment to flow-through spending has been reduced from $347,883 at December 31, 2009 to $45,752 at March 31, 2010, and has now been fully met. Mining property taxes totalled $5,560 (year 2009 - $68,241).

Timmins Talc-Magnesite Deposit

In 2009, the Company reported that over half of the Company's exploration resources were directed toward the Deloro Township, Ontario Timmins talc-magnesite project. Similarly during Q1 2010, in excess of 50% (Q1 -2009 – 52%) of the total exploration expenditures were incurred on this project. This project is held under an agreement with Drinkard Metalox Inc. (90% Globex - 10% Drinkard). In January 2010, the Company achieved the US$1.5 million spending threshold for the Timmins talc-magnesite project as defined in the agreement dated October 23, 2008 between Drinkard Metalox Inc. ("DMI") and the Company. On March 5, 2010, the agreement was amended, with Globex increasing its ownership to 90% from 75% in exchange for assuming funding of 100% of all costs for the project to the point that the project is spun off into a separate publicly traded vehicle (see press release dated March 17, 2010).

The next milestone for the Timmins talc-magnesite project is to develop a commercial flow sheet and build a demonstration plant. To that end, Micon International Ltd. carried out a reserve modeling exercise and completed a NI 43-101 compliant report published on March 2, 2010. Globex's earlier objective was to confirm the existence of a talc and magnesium-bearing resource of at least 20 million tonnes, an amount sufficient to sustain 20 years of mineral production at a mining rate of 1 million tonnes per year. The mineral resource estimate by Micon surpassed the target tonnage by more than 50% using information to a depth of only 100 metres.

The following is the tonnage and grade of the mineral resource as estimated by Micon in the limited portion of the A Zone:

Mineral Resource Estimate

Category	Tonnes	Sol MgO (%)	Sol Ca (%)	Magnesite (%)	Talc (%)
A Zone Core					
Indicated	12,728,000	20.0	0.21	52.1	35.4
Inferred	18,778,000	20.9	0.26	53.1	31.7
A Zone Fringe					
Inferred	5,003,000	17.6	2.82	34.2	33.4
Sol MgO = Soluble magnesium oxide			Sol Ca = Soluble calcium carbonate		

Note: Additional information is available in the press release dated March 2, 2010 and in the complete report which is filed on Sedar.com

The Company is currently focused on bringing the project's claim group to lease, obtaining environmental and regulatory approvals and demonstrating the feasibility of the proposed technology. As a follow-up to last year's test work, certain talc samples are being analyzed, quantified and micronized at an independent facility. The final large scale leach test is also in progress at our partner's laboratory facilities in Charlotte, NC. This test is scheduled to be completed at the end of May 2010. Based on the positive results to date, management remains confident that a set of high quality talc-magnesium products can be produced.

A pilot program to optimize and design a commercial flow sheet will start in mid-summer. This work is designed to demonstrate that the technology and process can run in a continuous cycle and will be available for inspection to certain interested parties and experts. It is anticipated that once this work has been completed, probably by the start of November 2010 engineering work will design a scaled up demonstration plant to showcase the DMI technology.

Further, on April 22, 2010, Globex announced that it had reached a definitive agreement with DMI to form a new and separate joint venture (75% Globex - 25% DMI) in order to commercialize on a worldwide basis, DMI's trade secret and patented hydrometallurgical technologies for the efficient and environmentally friendly recovery of gold, silver and other metals from arsenical and/or refractory ores. Under the agreement, Globex will manage the joint venture and fund its work while retaining a 75% interest. DMI will provide its expertise, patents, trade secrets and perform hydrometallurgical test work to prove its commercial applicability to various refractory gold deposits while maintaining a 25% carried interest in the joint venture. Work has already begun on material from a gold client.

Options

As previously reported, in late December 2009 an agreement was reached with Savant Explorations Ltd. to option Globex's Parbec Gold property (see press release dated January 11, 2010). Under the option arrangement, in Q1 2010, Globex received 100,000 shares of Savant with a value of $14,000. In addition, the Company received a cash payment of $25,000. After completing their due diligence, Savant initiated a diamond drilling program in mid-April 2010.

On February 18, 2010, Globex announced that on February 5, 2010, a Memorandum of Agreement between Globex Mining Enterprises Inc. (Globex) and Géoconseils Jack Stoch Ltée ("GJSL") as vendors and On-Strike Gold Inc. ("Optionee") was signed. The agreement relates to the Duquesne West Gold Property (20 claims) located in Duparquet and Destor townships, Quebec owned 50% by Globex and 50% by GJSL (acquired prior to listing of

Globex in 1987) and GJSL's 100% owned Ottomon Fault Property (40 claims). The Duquesne West property in Duparquet township, Quebec is located within the large land package now being worked by Clifton Star and Osisko Mining Corp. Under the agreement, total consideration for the interests over the four year option period includes cash payments of $8,060,000, 2,000,000 shares of the of the Optionee, a work commitment of $10 million on the property and a gross metal royalty of between 2% and 3%, depending upon gold prices, with the potential for a joint venture once the option has been exercised. All proceeds from the option will be shared equally between the Vendors. During the first quarter of 2010, Globex received an initial cash payment of $25,000.

Royalties

As previously reported in a press release dated September 14, 2009, Nyrstar NV commenced limited operations at Gordonsville Zinc mine complex in the fall of 2009. Under Globex's agreement, we are entitled to a gross metal royalty ("GMR") of 1% on all zinc sales between US$0.90 and US$1.10 per pound and 1.4% GMR on all zinc sales over US$1.10 per pound. During the first quarter of 2010, Globex did not receive any royalty payments and is in the process of reviewing outstanding amounts which appear to be lower than anticipated.

Work on Globex's Magusi River polymetallic deposit (Ag, Cu, Zn) remains on hold as First Metals Inc. is involved in a proposed merger. Globex's 2% net metal royalty continues to attach to the property. Interpretation of the 10% net profits interest from the property is in the hands of an arbitrator.

Other exploration activities

In January 2010, the company completed several lines of confirmatory geophysical surveys (IP, resistivity, magnetometer and VLF-EM) on an airborne target located in Lac Duparquet. The target is 2 kilometres west and on strike with the Fabie Bay Mine. A very good, bedrock sourced anomaly was defined that warrants diamond drill testing. Ice conditions this year were terrible. A local drill contractor has indicated that a barge may be available sometime this year to check out the source of this geophysical signature.

The Company continued to acquire ground. The Tiblemont polymetallic claim group increased to 22 claims. Globex also staked 189 claims in Lunenburg County, Nova Scotia as a result of a new prospecting find that appears to have located a zone of gold-rich silicification and quartz stockwork veining. The orientation of this zone is unknown. An IP survey has been completed, and results are being compiled. The project is to be known as the MacKinnon Gold project.

New claims have been staked by the Company in both Nova Scotia and New Brunswick to cover areas of potential manganese mineralization. Assays are outstanding from select samples.

Plato Gold Corp. and Rocmec Mining Inc. continued drilling on our Nordeau and Russian Kid properties and issued press releases outlining their results.

Globex was pleased to provide some significant rare earth (REE) assays from its Turner Falls project in Villedieu township, Quebec (February 1, 2010) and from our Coconut Club showing located east of Kipawa, Quebec (March 4, 2010)

Globex has entered into several discussions regarding the optioning of our properties. Proposals have been received and are being considered. Globex is also working on additional acquisitions.

Qualified Person

All scientific and technical information contained in this management's discussion and analysis was prepared by the Company's geological staff under the supervision of Jack Stoch, President and CEO, who is a qualified Person under NI 43-101.

Results of Operations

Summary of Quarterly Results

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars unless otherwise expressly stated.

The following table shows selected results by quarter for the last eight quarters:

	2010			2009				2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	**$ 93,012**	$ 174,299	$ (48,380)	$ 257,065	$ 35,029	$ (578,392)	$ 174,448	$ 693,753
Total expenses	**599,228**	1,099,681	360,808	517,058	446,202	2,476,186	290,408	513,043
Net earnings (loss)	**(412,560)**	(544,276)	(319,952)	(221,458)	(287,890)	(3,352,001)	(81,145)	118,013
Net earnings (loss) per share								
- basic & diluted	**(0.02)**	(0.02)	(0.02)	(0.01)	(0.02)	(0.18)	-	0.01

The Company reported a net loss of $412,560 for the first quarter ended March 31, 2010 compared to a net loss of $287,890 for the quarter ended March 31, 2009.

Revenues: $93,012 (March 31, 2009 - $35,029), increased by $57,983

- Revenues in the first quarter of 2010 were 166% higher than the first quarter of 2009, due to an increase in option income of $74,000 which was offset by a decrease in interest income of $12,936 and a reduced gain on sale of marketable securities of $2,954.
- Compared to the quarter ended December 31, 2009, revenues were 47% lower mainly due to reduced option income of $74,000 in the first quarter of 2010 as compared to $152,500 in the fourth quarter of 2009.

Expenses: $599,228 (March 31, 2009 - $446,202), increase of $153,026

- Administration expenses which totalled $177,602 (March 31, 2009 - $151,121) were 17% higher than the comparable quarter in 2009. In the current quarter, the Company made a provision of $44,000 for Part XII.6 tax (interest charges) related to the timing of eligible "flow-through" expenditures which was not recorded in the comparable quarter last year. This additional expense was offset by a decrease in general office expenses of $9,000 and lower convention and conference costs by $7,900. In comparison to the last quarter of 2009, the administration expenses were higher by $18,151 in the first quarter of 2010 due to the factors noted above.
- Professional fees and outside services of $194,856 in the first quarter of 2010 reflected an increase of $66,385 (March 31, 2009 - $128,471) or 51%. Outside services were higher by $22,800, legal fees increased by $13,150 and investor relations were up by $22,100 due to extra corporate activities during this first quarter. Compared to the last quarter of 2009, professional fees increased by $56,688 for the same reasons as described above.

Write-down of mineral properties: $45,715 (March 31, 2009 - $ 23,633), increase of $22,082

- The write-down of mineral properties during the first quarter of 2010 increased by $22,082 mainly due to general exploration in Canada. In the fourth quarter of 2009 the write-down was $756,698 which mainly represented the costs of an airborne survey in 2007 and 2008 totalling $614,445, as well as general exploration of $37,102.

Stock option compensation and payments: $165,165 (March 31, 2009 - $9,995), increase of $155,170

- The stock option compensation and payments were higher than the total expense in the first quarter of 2009 mainly as a result of more options grants, which immediately vested in the current period (March 31, 2010 – 225,000 options; March 31, 2009 – 35,000 options). When compared with the fourth quarter of 2009, the stock-based compensation and payments shows an increase of $141,482 as a result of more option grants which immediately vested (March 31, 2010 - 225,000; December 31, 2009 - 20,000).

Other-than temporary impairment on marketable securities: Nil (March 31, 2009 - $118,374), decrease of $118,374

- The other-than-temporary impairment loss on marketable securities of nil during the first quarter of 2010 compares to the loss of $118,374 recorded in the first quarter of 2009, which represented the decline in the market value of 588,200 Strategic Resource Acquisition Corporation shares. In the fourth quarter of 2009, no provision for other-than-temporary impairment on marketable securities was recorded.

Income and mining taxes recovery: $93,656 (March 31, 2009 - $123,283), decrease of $29,627

- During the first quarter of 2010, a recovery of income and mining taxes of $93,656 has been recorded which compares to $123,283 in the comparable period in 2009. The reduction in the recovery is a result of a combination of a lower tax rate (March 31, 2010 - 26.9%; December 31, 2009 - 30.9%) and increased non deductible expense items. The recovery in the first quarter 2010 of $93,656 is $287,450 lower than the recovery of $381,106 which was recorded in the fourth quarter of 2009 mainly as a result of the reduced loss before income and mining taxes.

  The Company records deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets. As a result of "flow-through" financing in previous year's the accounting value of deferred exploration is significantly higher than the tax value as shown in note 9 to the financial statements.

Balance Sheet Review

Total Assets

At March 31, 2010, total assets were $15,078,290, a decrease of $299,541 from December 31, 2009. The decrease primarily represents the net operating expenses incurred during the first quarter of 2010. At the period end, cash and cash equivalents as well as marketable securities totalled $2,781,669 (December 31, 2009 - $2,936,343) representing 18% of the total assets. During the quarter, mineral properties increased by $26,658 from $2,870,356 to $2,897,014 at March 31, 2010. During the same period, the deferred exploration expenses increased by $264,978 from $8,100,884 at December 31, 2009 to $8,365,862 at March 31, 2010.

Shareholder's Equity

At March 31, 2010, the share capital of the Company was $45,944,133 (December 31, 2009 - $45,900,953) representing 19,240,074 (December 31, 2009 - 19,215,074) common shares outstanding. The increase in the share capital represents the exercise of 25,000 share options and the related transfers from Contributed Surplus to Share Capital.

At March 31, 2010, the Company has an accumulated other comprehensive loss of $278,757 (December 31, 2009 - $274,521) which represented the unrealized losses on available-for-sale marketable securities.

Liquidity and Working Capital

At March 31, 2010, the Company had cash and cash equivalents of $296,066 (December 31, 2009 - nil) excluding cash restricted for flow-through expenditures of $45,762 (December 31, 2009 - $347,883).

Marketable securities of $2,485,603 include shares with a market valuation of $182,911 and term deposits and treasury bonds of $2,302,692 fully guaranteed by the Canadian government.

At the period ended March 31, 2010, the Company's working capital (based on current assets minus current liabilities) was $2,590,413 (December 31, 2009 - $3,187,490). The Company believes that based on the current cash and working capital position, it has sufficient resources readily available to meet its current exploration spending commitments and corporate and administrative requirements for the next twelve months.

Globex does not have any long-term debt or similar contractual commitments.

Financial Instruments and Risk Management

Risk management

The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date March 31, 2010.

As a result of the volatile economic conditions precipitated by the credit crisis, at March 31, 2010, the Company had $2.3 million in financial instruments, fully guaranteed by the Canadian Government, classified as marketable securities on the balance sheet. The Company's remaining cash and cash equivalents and cash restricted for flow-through are deposited with a Canadian banking institution, member of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk as at March 31, 2010 and December 31, 2009 was:

		2010		2009
Cash and cash equivalents	$	**296,066**	$	-
Cash restricted for flow-through expenditures		**45,752**		347,883
Accounts receivable		**62,657**		215,621
		404,475		563,504

Accounts receivable are mainly made up of taxes receivable from government authorities. As the government receivables arise from legislative measures they do not represent a high credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company mitigates liquidity risk through the management of its capital structure and financial leverage, as outlined in the following "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets,

as well as any material transactions outside of the ordinary course of business. The Company has financed its exploration and mining activities through operating cash flows and the utilisation of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

Foreign Exchange Risk

As at March 31, 2010, the Company has cash of $5,099 (December 31, 2009 - $6,587) in US dollars. The Company estimates that the impact on earnings of a one percent increase or decrease in the US exchange rate would be insignificant.

Interest Rate Risk

The Company is not exposed to a significant interest rate risk since the Company has no credit facility. The interest revenue arising from the balance of operating cash accounts is subject to interest rate fluctuations. Based on the balances outstanding during the quarter ended March 31, 2010, a 1% increase (decrease) in the interest rate index would have no significant impact on earnings before income taxes.

Capital Disclosures

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. As the Company is a Canadian exploration company, its principal source of funds is from the issuance of common and flow-through shares and exploration tax credits as well as managing cash and cash equivalents, cash restricted for flow-through expenditures, marketable securities and accounts receivable. In the management of capital, the Company includes the components of shareholders' equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or dispose of properties. The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations. The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period. The Company is currently not subject to externally imposed capital requirements.

Neither the management of capital nor the objectives have changed during the current year.

The Company monitors capital on the basis of surplus to equity. The components of the surplus are outlined below at March 31, 2010 and December 31, 2009:

		2010		2009
Cash and cash equivalents	$	**296,066**	$	-
Cash restricted for flow-through expenditures		**45,752**		347,883
Marketable securities - term deposits and treasury bonds		**2,302,692**		2,757,864
Accounts receivable		**62,257**		215,621
Quebec refundable tax credit and mining duties		**230,888**		230,888
		2,937,655		3,552,256
Exploration expenditure obligations		**(45,752)**		(347,883)
Surplus		**2,891,903**		3,204,373
Shareholders' equity		**11,850,733**		12,077,114

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada ("AcSB") announced in February 2008 that it plans to converge Canadian GAAP for publicly accountable enterprises with International Financial Reporting Standards ("IFRS") and public companies will be required to present their financial statements with comparative data, under these standards for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosure requirements.

In 2009, the Company developed an overall conversion plan. An updated plan is summarized in the table which follows. In addition, the table provides an estimated completion date as well as a current status update.

Key Activities	Timing	Current Status
Phase 1		
Overall Project Planning		
• The initial project planning began in the fourth quarter of 2009 and the project planning is updated as key tasks are completed and circumstances change.	• Ongoing until project completion at December 31, 2010.	• Opening balance sheet and draft notes to financial statements to be completed by the end of Q2 2010.
• Preparation of initial assessment of most significant potential changes as a result of adoption of IASB guidance.	• Completed at December 31, 2009	• Additional guidance identified during detailed assessment and development of opening balance sheet.
• Progress review with external auditors and preliminary review of opening balance sheet.	• During Q2 2010	• Management is well along in completing its detailed assessment of the key differences between IFRS and the Company's application of Canadian GAAP.
Staff training and development		
• Participate in additional training sessions to supplement initial training and continue to monitor changes and implementation issues.	• Q2 through Q4 2010.	• Continually monitoring changes in the environment and identifying appropriate training opportunities (webinars, seminars, etc.)
Phase 2		
Detailed assessment of accounting changes on financial statement presentation		
• Complete a detailed assessment of IFRS accounting guidance where required including IFRS 1 exemptions. • Quantify key differences between IFRS and the Company's Canadian GAAP. • Prepare IFRS consolidated financial statements including first-time adoption equity reconciliations.	• During Q2 2010	• Most significant IFRS documents have been assessed and as a result of the limited scope of operations, management believes that its current target is reasonable.
Information Technology		
• Review information needs, identify gaps and develop alternatives. • Develop additional control procedures where required.	• During Q2 2010	• Changes will have limited impact on Globex's financial systems. • Additional spreadsheets and spreadsheet controls will be developed as needed.

Key Activities	Timing	Current Status
Disclosure Controls (DC&P) and Internal Controls over Financial Reporting (ICFR)		
• Complete an assessment of risks, procedures and controls required under IFRS. • Develop incremental controls for the review of IFRS comparative financial information.	• During Q2 2010	• Additional processes and control procedures need to be developed (as needed).
Business Activities		
• Review impacts on contracts and joint venture arrangements. • Review impacts on taxation.	• Review to be completed by Q3 2010. • Taxation analysis to be completed by Q2 2010.	• Initial review of contracts indicates limited impact further work to be done. • Professional advisors have been contacted.
Phase 3		
Develop preliminary financial statements in accordance with IFRS		
• Prepare IFRS consolidated financial statements including first-time adoption reconciliations	• Preliminary IFRS statements to be prepared during Q2 for review of external auditors.	• Detailed analysis is well along.
• Provide Audit Committee with preliminary IFRS statements, notes and explanation of changes.	• Early in Q3 2010.	• Target appears reasonable.
• Work with external auditors to develop audit approach to opening balance sheet and equity reconciliations.	• Q3 2010	• Initial planning is in progress.

Detailed assessment of accounting changes

The differences between Canadian GAAP and IFRS that have been identified as significant to the Company are described below. The list and comments should not be regarded as a final list of all of the changes that will arise from the transitions to IFRS, but rather as a representative list of the most significant changes. Additional items may be identified during the completion of the detailed assessment and the preparation of an opening balance sheet and draft notes to financial statements. .

Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences from Canadian GAAP, with potential impact for the Company
Share-based payments (IFRS 2)	IFRS requires that stock options that may be sequentially acquired, be measured and recognized on the basis of the valuation of each equity acquisition. Under the Company's current policy, the valuation is determined at the outset of the option grant. IFRS 2 also requires that expected forfeitures be accounted for in the recognition of the compensation cost, whereas currently, forfeitures are recognized when they occur. There are differences with respect to the measurement of stock-based payments to non-employees (generally measured at the more reliably measurable amount of either the fair value of the goods or services received, or the fair value of the award at the earlier of performance commitment or completion date). The Company is in the process of finalizing its analysis of these differences; however, it believes that the impacts will not be significant as most option grants vest immediately which tends to mitigate the potential impacts.
Exploration for and Evaluation of Mineral Resources (IFRS 6)	This guidance applies to expenditures incurred after legal rights to explore a specific area are obtained and before technical feasibility. It also includes criteria regarding impairment of an asset. In Canada, the accounting guidance is outlined in Property, plant and equipment (3061), Impairment of long-lived asset guidance (3063) as well as in EIC-174 "Mining Exploration Costs". This guidance introduces an impairment testing when certain facts and circumstances indicate that an entity should test the carrying value. These facts include; the right to explore has expired; expenditures are neither budgeted nor

Key accounting area	Differences from Canadian GAAP, with potential impact for the Company
	planned, expenditures have not led to discoveries and the company has decided to discontinue such activities; and sufficient information exists to indicate a development of the specific area. In such cases, the impairment test is applied and recognized as an expense in accordance with IAS 36. Impairment losses are recognized in profit or loss and they are not reversed as a result of an improvement in circumstances which caused the impairment. The impact of the differences as described above should not be significant to the Company as write-downs against the carrying value of exploration properties are currently a result of management decisions regarding future planned activities which appear to be consistent with IFRS 6 and as a result, it is unlikely that provisions will be reversed.
Property, Plant & Equipment (IAS 16)	This guidance contains the same basic principles as Canadian GAAP regarding the cost of items; however, there are some differences with respect to the determination of deprecation on significant components of major assets. Based on the analysis completed to date, management anticipates making some revisions to the amortization and depreciation charges applied to individual assets rather than a group of assets. The difference should not have a material impact. The IFRS rules also permit property, plant and equipment to be measured using the fair value model or the historic cost model. The Company is not planning on adopting the fair value measurement, but rather continuing measuring property, plant and equipment at amortized cost.
Impairment of Assets (IAS 36)	As outlined above, the impairment testing will operate in conjunction with IFRS 6. Under IAS 36, a favourable change in circumstances that caused an impairment provision could result in the reversal of a provision which would be recognized in income to the extent the asset had previously been impaired. Under Canadian GAAP, impairments are not reversed.
Financial Instruments: Recognition, Measurement and Presentation (IAS 39 and 32)	Under IFRS, like Canadian GAAP, certain types of contracts are treated as financial instruments. The disclosures require qualitative and quantitative disclosures of an entity's financial risks and its financial risk management objectives and policies. The level of disclosure varies depending on the nature and significance of financial instruments to the entity. May result in some additional note disclosures.

The Company anticipates completing the detailed assessment of accounting changes on financial statement presentation during the second quarter of 2010.

Retrospective application

IFRS 1 sets the stage for the transition from Canadian GAAP to IFRS. The standard sets out the procedures that a first-time adopter must follow as a result of measurement and reporting differences that arise as a result of the transition from GAAP to IFRS. The main principle of IFRS 1 is to present the first IFRS financial statements using the accounting policies effective at the end of the first IFRS reporting period throughout all periods.

The guidance identifies sixteen optional exemptions that a "first-time adopter" may elect to not apply on a retroactive basis. These exemptions apply to items such as; business combinations, employee benefits, cumulative translation differences, borrowing costs, share based payment transactions, and fair value or revaluation as deemed cost. A number of the optional exemptions are beyond Globex's current operations. In addition to the optional exemptions, a first-time adopter may apply, exceptions to the retroactive application to a number of items including; derecognition of financial assets and liabilities, hedge accounting, revisions to accounting

estimates, as well as assets classified as held for sale and discontinued operations must be considered.

The Company is in the process of finalizing its decisions, but it anticipates applying the changes as follows:

- Under an exemption under IFRS I, it is possible to avoid restatement of business combinations that took place prior to the conversion to IFRS. The Company will likely not restate business combinations that took place prior to January 1, 2010.

- Under IFRS 1, it is possible to restate the amounts recorded for share options based on those options still in effect at the date of conversion. However, the Company will likely restate the amounts based on all stock options issued.

- IFRS 1 permits the reclassification of a financial instrument previously classified as an available-for-sale financial asset as a held-for-trading financial asset. The Company will likely not modify the previously established classification.

Planned Activities for the remainder of 2010
The Company is presently finalizing the Phase 2 detailed evaluation of the differences between GAAP and IFRS. As part of this process, the Company has begun to develop an opening IFRS balance sheet as of January 1, 2010 along with the required equity reconciliations. Subsequently, a model of IFRS financial statements, including notes, will be developed, and the Company will reassess the impact on information processing and financial systems. The Company is targeting to have these activities completed during the second quarter of the current year.
During the last half of 2010, the Company anticipates testing in a Phase 3, the changes identified in Phase 2 and tests will be carried out to ensure that differences are resolved before the turnover date of January 1, 2011. Subsequently, the Company will be in a position to prepare its first interim financial statements and accompanying notes for the quarter ending March 31, 2011.

Business Combinations

In January 2009, the CICA issued the following new Handbook sections: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. These new Sections will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted to the extent the three new Sections are adopted simultaneously. Together, the new Sections establish standards for the accounting for a business combination, the preparation of consolidated financial statements and the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements. The Company does not expect that the adoption of these new Sections will have a material impact on its consolidated financial statements.

Critical accounting assumptions, policies and estimates

The preparation of the Company's interim unaudited financial statements requires management to make certain estimates that affect the amounts reported in the financial statements. Note 4 to the Financial Statements for the period ended March 31, 2010 summarized the significant accounting policies and also identified that certain accounting policies require management to make estimates or assumptions that in some cases are inherently uncertain. In preparing the audited financial statements, management has used the same approaches and methods as were used for the audited financial statements of the Company for the year ended December 31, 2009.

The critical accounting assumptions and estimates used in the preparation of these statements include the Company's assumption that it is a going concern, an estimate of recoverable value of its mineral properties and deferred exploration expenses, and the carrying value of the plant, property and equipment, as well as the value of

its stock-based compensation and fair value of financial assets and liabilities and valuation of marketable securities. Key areas of estimation, where management has made difficult complex or subjective judgments include, finite lives and carrying value of property, plant and equipment, the ability to use income tax loss carry forwards and other future income tax assets and the recoverability of mineral interests which require estimates of future cash flows. A description of the relevant accounting policies follows.

Mineral properties and deferred exploration expenses

The Company accounts for mineral properties and deferred exploration expenses in accordance with the Canadian Institute of Chartered accountants ("CICA") Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC-174, "Mining Exploration Costs" ("EIC-174") of the Emerging Issues Committee.

CICA 3061 provides for the capitalization of the acquisition and exploration expenses of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-174 provides that a mining enterprise is not precluded from considering exploration expenses to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Option income or sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing the carrying costs of the property to zero prior to recognizing any gains. Costs related to abandoned projects are written off. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on results of exploration work, management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the resource interests. It is reasonably possible, based on existing knowledge that changes in future conditions could require a change in the recognized amounts. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Impairment of long-lived assets

The Company follows the recommendations in CICA Handbook Section 3063 - "Impairment of Long-Lived Assets" and the CICA's Emerging Issues Committee ("EIC") emerging extract EIC-174 - "Mining Exploration Costs". Section 3063 requires that the Company review long-lived assets, including mineral properties for impairment. Long-lived assets are assessed for impairment when events and circumstances warrant an assessment. EIC-174 consensus is that a mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions in Section 3063 for impairment write-down. The conditions include significant unfavorable economic, legal, regulatory, environmental, political and other factors. In addition, management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, capitalized costs are written down to the estimated recoverable amount.

The Company has sufficient financing in place to meet its exploration property commitments. Globex has the intent and ability to retain its properties until the business climate improves, and although the adverse change in the business climate may result in a delay in the cash flows from properties, this factor alone may not require an impairment test. We review all of our properties annually to determine whether exploration undertaken has eliminated any further viable targets on a property and if affirmative, the property and all associated exploration costs are written down. Costs related to any property not explored over the past 3 years are also written down.

Stock-based Compensation

Recognition of contribution to the success of the Company through stock-based compensation and payments conserves cash and acts as an incentive for employees and service providers to maintain their high level of participation. The Company records stock options granted using a fair value based on the Black-Scholes model.

The following weighted assumptions were applied for the period ended March 31, 2010 and 2009:

	2010	2009
Expected dividend yield	**Nil**	Nil
Expected stock price volatility	**78.0%**	75.0%
Risk free interest rate	**2.10%**	1.69%
Expected life	**4.78 years**	5 years
Weighted average fair value of options at grant date	**$0.73**	**$0.61**

During the period ended March 31, 2010, the Company granted 225,000 stock options to service providers, vesting immediately and having an assigned value of $165,165 (March 31, 2009 - $9,995). The option grants are exercisable at a weighted average price of $1.17, with terms of 3 and 5 years. In the first quarter of 2009, 35,000 options were granted.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Outstanding Share Data

As at December 31, 2009, 19,215,074 common shares were issued and outstanding. In February 2010, 25,000 options were exercised for $25,250. There have been no subsequent shares issued and as at May 12, 2010, 19,240,074 common shares are issued and outstanding and 2,905,500 stock options remain outstanding for a fully diluted common share capital of 22,145,574.

In 2009, 857,000 flow-through shares were issued for $1,015,550 under a private placement. Jack Stoch, a significant shareholder of the Company, purchased 20,000 common shares (equal to 2.3% of the total number issued) and Dianne Stoch purchased 30,000 common shares (equal to 3.5% of the total number issued), both of whom are officers and directors of the Company.

Risks and Uncertainties

Risks beyond the control of the Company come from multiple sources.

Metal Prices: World-wide supply and demand for metals determines metal prices. Lower metal prices reduce exploration activity and thus the terms at which Globex can option its properties. The ability of the Company to market and/or develop its properties and the future profitability of the Company are directly related to the market price of metals. Metal prices also directly affect the revenue stream that Globex anticipates from mines in production. Lower metal prices equal lower or no revenue. Higher metal prices equal higher revenue.

Currency Exchange Fluctuations: Metal prices are quoted in US dollars. A strong US dollar exchange rate versus the Canadian dollar enhances metal revenues when translated to Canadian dollars, causing an equivalent increase in net profits. Since the majority of Globex's mining properties are located in Canada, a strong Canadian dollar can have a detrimental effect upon the potential cash flow from one of our Canadian projects and a project's profitability.

Staff Recruitment and Retention: As a result of the cyclical nature of the business and the lack of job security, it is difficult to find and retain experienced, competent individuals required to build a company: Salaries, benefits, working conditions and challenge must be competitive.

Option Revenue: Option contracts taken to term can appear extremely lucrative. However, if exploration results are poor in year 1, the property may be returned after only a single payment. These negative results may further, mean share payments received by the Company lose value. If the main target of a particular property is drilled with negative results, then the property may cease to have exploration potential and thus the ability to generate future option revenue.

Success of Partners: The outcome of efforts by joint venture, option and royalty partners has a significant effect on the Company's profitability. If they are successful in achieving their goals in a timely and cost-efficient manner, then the Company will benefit. Should they fail financially, technically or for other reasons, we will be negatively impacted.

Government Legislation and Taxation: Flow-through financing, combined with provincial tax credits for exploring in Quebec, are potentially important sources of risk capital for financing exploration programs. Any material changes in these programs could adversely affect the Company's operations.

Finding and Developing Economic Reserves: The recoverability of amounts capitalized for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Other risks the Company faces are: Renegotiation of contracts, permitting, reserves estimation, environmental factors, governments not enforcing access laws and various other regulatory risks.

Related Party Transactions

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

During the period ending March 31, 2010, the Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

	2010	2009
Compensation - Jack Stoch, President and CEO	$ **39,999**	$ 40,000
Compensation - Dianne Stoch, Corporate Secretary	**30,000**	30,000
	69,999	70,000

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this document and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. The Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have evaluated the design and effectiveness of the Company's disclosure controls and procedures as defined in the rules of the Canadian Securities Administrators as at March 31, 2010. Based on that evaluation, they have concluded that the Company's disclosure controls and procedures were as of and for the period ending March 31, 2010 appropriately designed and operating effectively.

Internal Control over Financial Reporting (ICFR)

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Company; and (ii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

During the period ended March 31, 2010, and as at the quarter end, the CEO and CFO have participated in the evaluation of the design of internal controls over financial reporting based on criteria established in Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). They have also caused the effectiveness of ICFR to be evaluated at the financial quarter-end and based on their evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that internal controls over financial reporting are appropriately designed and operating effectively to ensure that the preparation of financial statements for external reporting purposes are in accordance with the Company's application of Canadian GAAP. During the quarter ended March 31, 2010 there have been no material changes in the Company's ICFR.

Outlook

Globex is pleased with the achievements to date on the **Timmins Talc-Magnesite** project and anticipates that the project will continue to advance during the remainder of the year. The recent rebound in base metal and precious metal prices has changed the psychology within the junior mining sector and attractive projects are now receiving investor attention. Globex will continue to advance its projects and opportunities. In addition, the Company anticipates that it will continue to receive option payments and begin to receive royalty payments. On an overall basis, the Company believes that it is well positioned with a combination of exciting projects and the resources necessary to continue to advance its strategic objectives.

Additional Information

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the quarter ended March 31, 2010 and the fiscal year ended December 31, 2009 and additional information about the Company, including the Annual Information Form (AIF), is available on SEDAR at www.sedar.com. Further, the Company posts all publicly filed documents, including the AIF and the Management Discussion and Analysis, on its website www.globexmining.com in a timely manner.

If you would like to obtain, at no cost to you, a copy of the 2010 and/or 2009 Management Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Telephone: 819.797.5242 Telecopier: 819.797.1470
Email: dstoch@globexmining.com

Authorization

The contents and the dissemination of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

"Jack Stoch"
Jack Stoch, Director

"Dianne Stoch"
Dianne Stoch, Director

DATED at Rouyn-Noranda, Quebec
May 12, 2010


GLOBEX

INTERIM REPORT

THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1 CANADA
Telephone: (819) 797-5242 Fax.: (819) 797-1470
info@globexmining.com www.globexmining.com

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of March 31, 2010 and 2009. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Balance Sheets

As at March 31, 2010 and December 31, 2009

	2010 (Unaudited)	2009 (Audited)
Assets		
Current assets		
Cash and cash equivalents (note 5)	$ **296,066**	$ -
Cash restricted for flow-through expenditures (note 5)	**45,752**	347,883
Marketable securities	**2,485,603**	2,936,343
Accounts receivable	**62,257**	215,621
Quebec refundable tax credit and mining duties	**230,888**	230,888
Prepaid expenses	**67,619**	34,031
	3,188,185	3,764,766
Reclamation bonds (note 6)	**121,390**	125,320
Properties and equipment (note 7)	**505,839**	516,505
Mineral properties	**2,897,014**	2,870,356
Deferred exploration expenses (note 8)	**8,365,862**	8,100,884
	15,078,290	15,377,831
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**290,734**	270,238
Income tax payable	**307,038**	307,038
	597,772	577,276
Future income and mining taxes (note 9)	**2,629,785**	2,723,441
Shareholders' equity		
Share capital		
Authorized: Unlimited common shares with no par value		
Issued and fully paid: 19,240,074 common shares		
(2009 - 19,215,074 common shares) (note 10)	**45,944,133**	45,900,953
Contributed surplus	**3,151,272**	3,004,037
Deficit	**(36,965,915)**	(36,553,355)
Accumulated other comprehensive income (loss) (note 11)	**(278,757)**	(274,521)
	(37,244,672)	(36,827,876)
	11,850,733	12,077,114
	15,078,290	15,377,831

Approved by the Board

"Jack Stoch"
Jack Stoch, Director

"Dianne Stoch"
Dianne Stoch, Director

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Operations and Comprehensive Income (loss)

Periods ended March 31, 2010 and 2009

(Unaudited)	Three months 2010	2009
Revenues		
Option income	$ **74,000**	$ -
Gain (loss) on sale of marketable securities	**9,903**	12,557
Interest income	**8,832**	21,768
Other	**277**	704
	93,012	35,029
Expenses		
Administration	**177,602**	151,121
Professional fees and outside services	**194,856**	128,471
Amortization	**11,951**	14,134
Write-down of mineral properties and deferred exploration expenses	**45,715**	23,633
Loss (gain) on foreign exchange	**3,939**	474
Stock-based compensation (note 10)	**770**	3,855
Stock-based payments (note 10)	**164,395**	6,140
Other-than-temporary impairment on marketable security	**-**	118,374
	599,228	446,202
Earnings (loss) before income and mining taxes	**(506,216)**	(411,173)
Income and mining taxes		
Future	**(93,656)**	(123,283)
	(93,656)	(123,283)
Net earnings (loss)	**(412,560)**	(287,890)
Net earnings (loss) per common share (note 12)		
Basic and diluted	**(0.02)**	(0.02)
Other comprehensive income (loss), net of taxes		
Changes in unrealized gains (loss) on available-for-sale marketable securities		
Unrealized gains (loss) gains arising during the period, net of taxes	**5,667**	(46,963)
Reclassification to earnings of losses or (gains) realized from available-for-sale marketable securities, net of taxes	**(9,903)**	(12,557)
Reclassification to earnings of other-than-temporary impairment on marketable securities	**-**	118,374
	(4,236)	58,854
Net earnings (loss)	**(412,560)**	(287,890)
Comprehensive income (loss)	**(416,796)**	(229,036)

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Contributed Surplus and Deficit

Periods ended March 31, 2010 and 2009

		Three months	
(Unaudited)		**2010**	2009
Contributed surplus			
Balance, beginning of period	$	**3,004,037**	$ 2,799,452
Stock-based compensation costs (note 10)		**770**	3,855
Stock-based compensation payments (note 10)		**164,395**	6,140
Fair value of stock options exercised (note 10)		**(17,930)**	-
Balance, end of period		**3,151,272**	2,809,447
Deficit			
Balance, beginning of period		**(36,553,355)**	(35,149,968)
Net earnings (loss)		**(412,560)**	(287,890)
Balance, end of period		**(36,965,915)**	(35,437,858)

GLOBEX MINING ENTERPRISES INC.

Consolidated Statements of Cash Flows

Periods ended March 31, 2010 and 2009

(Unaudited)	Three months 2010	2009
Operating activities		
Net earnings (loss)	$ **(412,560)**	$ (287,890)
Items not affecting cash:		
Option income received in marketable securities (note 13)	**(14,000)**	-
Other-than-temporary impairment on marketable securities	**-**	118,374
Amortization of properties and equipment	**11,951**	14,134
Foreign exchange rate variation on reclamation bond	**3,930**	(5,271)
Loss (gain) on sale of marketable securities	**(9,903)**	(12,557)
Write-down of mineral properties and deferred exploration expenses	**45,715**	23,633
Amortization of bonds premium	**1,140**	4,260
Future income and mining tax expense (recovery)	**(93,656)**	(123,283)
Stock-based compensation	**770**	3,855
Stock-based payments	**164,395**	6,140
	110,342	29,285
Changes in non-cash operating working capital items (note 13)	**140,272**	(301,701)
	(161,946)	(560,306)
Financing activities		
Issuance of share capital	**25,250**	-
	25,250	-
Investing activities		
Acquisition of properties and equipment	**(1,285)**	(3,550)
Deferred exploration expenses	**(310,693)**	(483,064)
Mineral properties acquisitions	**(26,658)**	(7,350)
Proceeds on sale of marketable securities	**517,573**	583,535
Acquisition of marketable securities	**(48,306)**	(132,583)
Cash restricted for flow-through expenditures variation	**302,131**	218,320
	432,762	175,308
Net decrease in cash and cash equivalents	**296,066**	(384,998)
Cash and cash equivalents, beginning of period	**-**	1,140,052
Cash and cash equivalents, end of period	**296,066**	755,054

Supplementary cash flow information (note 13)

Notes to the Consolidated Financial Statements

March 31, 2010 (Unaudited)

1. Description of the business

Globex Mining Enterprises Inc. ("Globex") is a Canadian exploration company with a North American portfolio of properties with gold, copper, zinc, silver, platinum, palladium, uranium, rare earth, nickel, magnesium and talc potential. Globex trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX International, USA. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning, selling or joint venturing them or developing them to production.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

These financial statements have been prepared on a going-concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. This assumption is based on the current net assets of the Company and management's current operating plans.

2. Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same account principles and methods of application as used in the latest annual consolidated financial statements for the year ended December 31, 2009. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2009 Annual Report.

3. Future accounting changes

International Financial Reporting Standards

The Accounting Standards Board of Canada ("AcSB") plans to converge Canadian GAAP for publicly accountable enterprises with International Financial Reporting Standards ("IFRS") over a transition period that will end effective January 1, 2011 with the adoption of IFRS. In October 2009, the AsSB reconfirmed that IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will convert to these new standards according to the timetable set with these new rules.

The Company has completed an initial assessment of the differences between Canadian GAAP and IFRS relevant to Globex and is in the process of finalizing a more detailed assessment. The initial assessment identified that changes were required to accounting systems and business processes mainly related to capitalization of exploration expenses and the need to test for impairment of mineral properties. Further training and development are ongoing for 2010.

Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the CICA issued the following new Handbook sections: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. These new Sections will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted to the extent the three new Sections are adopted simultaneously. Together, the new Sections establish standards for the accounting for a business combination, the preparation of consolidated financial statements and the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company does not expect that the adoption of these new Sections will have a material impact on its consolidated financial statements.

4. Accounting policies

Principles of consolidation
The consolidated financial statements of Globex are prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company, Globex Nevada Inc. and World Wide Magnesium Corporation. In addition, the Company has a joint venture that is consolidated using proportionate consolidation. All significant intercompany transactions and balances have been eliminated on consolidation.

Translation of foreign currencies
Integrated foreign operation and accounts denominated in foreign currency are translated as follows: monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the year except for amortization, which is translated at historical rates. Translation gains or losses are included in earnings.

Cash and cash equivalents
Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months.

Cash restricted for flow-through expenditures
Cash restricted for flow-through expenditures is composed of cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months. The cash is restricted to pay prescribed resource expenditure in the province of Quebec.

Marketable securities
Marketable securities consist of investments in money market instruments with an original term of more than three months, but no longer than one year. Also included in marketable securities are the shares of public companies, which are not subject to any trading restrictions.

Quebec refundable tax credit and mining duties
The Company is entitled to a 35% refundable tax credit on qualified mining exploration expenses incurred in the province of Quebec. The Company is also entitled to a 12% mining duties refund on qualified mining exploration expenses net of the refundable tax credit. Refundable tax credits are offset against the exploration expenses incurred and the mining duties refunds are recorded for as current mining taxes in the statement of operations.

Properties and equipment

Property and equipment are recorded at cost. Amortization is based on their estimated useful lives using the diminishing balance method and rates as follows:

Buildings	4%
Mining equipment, office equipment and vehicles	30%
Computer systems	30 - 100%

Mineral properties and deferred exploration expenses

The Company accounts for mineral properties and deferred exploration expenses in accordance with the CICA Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC-174, "Mining Exploration Costs" ("EIC-174"). CICA 3061 provides for the capitalization of the acquisition and exploration expenses of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-174 provides that a mining enterprise is not precluded from considering exploration expenses to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Options or sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing costs to zero prior to recognizing any gain. Costs related to abandoned projects are written off. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on results of exploration work, management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the resource interests. It is reasonably possible, based on existing knowledge that changes in future conditions could require a change in the recognized amounts. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Goodwill and intangible assets

The Company follows the Canadian Institute of Chartered Accountants ("CICA") Section 3064, Goodwill and Intangible Assets, as well as the Accounting Guideline ("AcG") 11, Enterprises in the Development Stage. These standards establish guidance for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. In particular, the new standard sets out specific criteria for the recognition of intangible assets and clarifies the application of the concept of matching costs with revenues, so as to eliminate the practice of recognizing as assets items that do not meet the definition of an asset or satisfy the recognition criteria for an asset. The adoption of this section had no impact on the consolidated financial statements.

Impairment of long-lived assets

The Company follows the recommendations in CICA Handbook Section 3063 – "Impairment of Long-Lived Assets" and the CICA's emerging extract EIC-174 – "Mining Exploration Costs". Section 3063 requires that the Company review long-lived assets, including mineral properties for impairment. Long-lived assets are assessed for impairment when events and circumstances warrant an assessment. EIC-174 consensus is that a mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions in Section 3063 for impairment write-down. The conditions include significant unfavorable economic, legal, regulatory, environmental, political and other factors. In addition, management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, capitalized costs are written down to the estimated recoverable amount.

Income taxes

The Company uses the asset and liability method in accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributed to differences between the financial statement carrying values of assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year of the rate change. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose, for which the financial instruments were acquired or issued, their characteristics and the Company's designation of such instruments. Settlement date accounting is used.

Classification	
Cash and cash equivalents	Held for trading
Cash restricted for flow-through expenditures	Held for trading
Marketable securities	Available-for-sale
Accounts receivable	Loans and receivables
Reclamation bonds	Available-for-sale
Accounts payable and accrued liabilities	Other liabilities

The Company has adopted EIC-173 Credit risk and the fair value of financial assets and financial liablities which requires that an entity's own credit risk (for financial liablities) and the credit risk of the counterparty (for financial assets) should be taken into account in determing the fair value of financial assets and financial liabilities, including derivative instruments. The Company also follows CICA Section 3862, Financial instruments - Disclosures whereby an entity classifies and discloses fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy requires the following levels :

Level 1: valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The required disclosures are included in note 14.

Flow-through shares - tax benefits renounced

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through shares are renounced to investors in accordance with tax legislation. Under the liability method of accounting for income taxes, the future income taxes related to the temporary difference arising at the later of renunciation and when the qualifying expenditures are incurred, are recorded at that time together with a corresponding reduction to the carrying value of the shares issued.

Revenue recognition

Partial sales of mineral properties are accounted for by applying the proceeds from such sales/options to the carrying costs of the property and reducing these costs to zero prior to recognizing any gain. Realized gains or losses on marketable securities are recorded when sold. Interest income is recorded on the accrual basis. Shares received under option agreements are valued at fair value which is determined at quoted price if the shares are quoted in an active market and if the market for the shares is not active, fair value is established by using a valuation technique. Royalty income is recorded on an accrual basis.

Stock-based compensation and payments

The company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Realization of assets

Realization of the Company's assets is subject to various risks including permitting, reserves estimation, metal prices and environmental factors.

5. Cash and cash equivalents and cash restricted for flow-through expenditures

		March 31, 2010		December 31, 2009
Cash and cash equivalents				
Bank balances	$	296,066	$	-
		296,066		-
Cash restricted for flow-through expenditures				
Bank balances	$	45,752	$	300,622
Guaranteed investment certificates		-		47,261
		45,752		347,883

Flow-through common shares require the Company to spend the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the resource expenditures, then it will be required to indemnify these shareholders for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at March 31, 2010, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $45,752 (December 31, 2009 - $347,883).

6. Reclamation bonds

		March 31, 2010		December 31, 2009
Nova Scotia bond - Department of Natural Resources	$	57,974	$	57,974
Option reimbursement		(50,000)		(50,000)
Net Nova Scotia bond		7,974		7,974
Washington State bond - Department of Natural Resources		113,416		117,346
		121,390		125,320

Reclamation and environmental bonds were posted by the Company to secure clean-up expenses in the event of mine closure or property abandonment. An environmental bond, posted with the Nova Scotia Department of Natural Resources, the original cost of this bond, $50,000, was reimbursed to the Company as part of the now defunct Azure option agreement.

Reclamation bonds, posted at the request of Department of Natural Resources, Washington State, concern the Vulcan Mountain property located in Washington State, USA. The decrease in value reflects the stronger Canadian dollar at the end of March 2010.

7. Properties and equipment

March 31, 2010	Cost	Accumulated amortization	Net book value
Land	**$ 116,730**	**$ -**	**$ 116,730**
Buildings	**298,382**	**26,565**	**271,817**
Mining equipment	**36,889**	**29,589**	**7,300**
Office equipment	**142,142**	**72,969**	**69,173**
Vehicles	**23,462**	**17,034**	**6,428**
Computer systems	**188,472**	**154,081**	**34,391**
	806,077	**300,238**	**505,839**

December 31, 2009	Cost	Accumulated amortization	Net book value
Land	$ 116,730	$ -	$ 116,730
Buildings	298,382	23,819	274,563
Mining equipment	36,889	28,997	7,892
Office equipment	140,857	69,395	71,462
Vehicles	23,462	16,512	6,950
Computer systems	188,472	149,564	38,908
	804,792	288,287	516,505

8. Deferred exploration expenses

The following table presents exploration expenses for the period ended March 31, 2010 and the year ended December 31, 2009:

	2010	2009
Balance - beginning of period	**$ 8,100,884**	$ 7,136,945
Current exploration expenses		
Consulting	**30,719**	188,229
Core shack and storage	**425**	4,780
Drilling	**-**	18,355
Environment	**2,895**	29,998
Equipment rental	**-**	3,051
Geology	**66,963**	246,563
Geophysics	**8,065**	156,935
Laboratory analysis	**100,904**	768,099
Labour	**69,640**	287,283
Line cutting	**-**	20,770
Mining property tax	**5,560**	68,241
Permits	**-**	14
Prospecting	**-**	42,645
Reports and maps	**1,278**	11,781
Sampling	**-**	16,760
Supplies	**60**	5,612
Surveying	**13,210**	6,189
Transport and road access	**10,974**	48,763
Total current exploration expenses	**310,693**	1,924,068
Exploration expenses written down	**(45,715)**	(912,314)
Quebec refundable tax credit expense (recovery)	**-**	(47,815)
	(45,715)	(960,129)
Current net deferred exploration expenses	**264,978**	963,939
Balance - end of period	**8,365,862**	8,100,884

9. Income and mining taxes

Future income taxes reflect the net tax effects on losses carried forward and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

	March 31, 2010	December 31, 2009
Future tax assets		
Non-capital losses carried forward	$ 469,563	$ 375,907
Share issue expenses	43,106	43,106
Property and equipment	31,696	28,481
Marketable securities	368,828	367,200
Total gross future tax assets	913,193	814,694
Less valuation allowance	(319,503)	(366,744)
Net future tax assets	593,690	447,950
Future tax liabilities		
Mining properties and deferred exploration expenses	(3,223,475)	(3,171,391)
Total gross future tax liabilities	(3,223,475)	(3,171,391)
Net future tax liabilities	(2,629,785)	(2,723,441)

10. Share capital

Authorized and issued

Authorized, unlimited number of common shares, no par value

	March 31, 2010		December 31, 2009	
Balance, beginning of year	19,215,074	$ 45,900,953	18,338,074	$ 45,026,832
Stock options exercised	25,000	25,250	20,000	20,200
Transferred from contributed surplus		17,930		7,344
Private placement (i)	-	-	857,000	1,015,550
Tax benefits renounced - flow-through (ii)	-	-	-	(168,973)
Balance, end of year	19,240,074	45,944,133	19,215,074	45,900,953

(i) In July 2009, Globex issued 857,000 flow-through shares for a cash consideration of $1,015,550 before share issuance expenses. Jack Stoch, a significant shareholder of the Company, purchased 20,000 common shares (equal to 2.3% of the total number issued) and Dianne Stoch purchased 30,000 common shares (equal to 3.5% of the total number issued), both of whom are officers and directors of the Company.

(ii) In accordance with EIC-146, the Company recognizes the tax effect of flow-through shares issued when the Company files the renouncement documents with the tax authorities. The tax effect of flow-through shares issued in 2009 amounts to $168,973.

As at March 31, 2010, 36,100 (2009 - 36,100) common shares are held in escrow. These shares were issued as consideration for a property, which has since been abandoned, thus the shares will remain in escrow.

Shareholder rights plan

In 2008, the Company adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over offer for the Company and is not intended to prevent take-over bids that treat shareholders fairly. The Rights Plan will also provide the Board with more time to fully consider any unsolicited take-over bid and to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a takeover bid. The Rights Plan was not adopted in response to any proposal to acquire control of the Company. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be Permitted Bids. Permitted Bids must be made by way of a take-over circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market value at the time. The Rights Plan was presented for ratification by the shareholders at Globex's 2008 Annual General Meeting held on May 2, 2008. The shareholders approved the Rights Plan and the plan has an initial term of three years.

Stock option plan

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 245,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

A summary of changes in Globex's stock options is presented below:

	March 31, 2010		December 31, 2009	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Balance - beginning of year	**2,855,500**	**$ 1.17**	2,630,500	$ 1.17
Expired	**-**	**-**	(200,000)	4.25
Exercised	**(25,000)**	**1.01**	(20,000)	1.01
Granted - Directors and employees	**-**	**-**	35,000	0.97
Granted - Service providers	**225,000**	**1.17**	430,000	2.25
Cancelled	**-**	**-**	(20,000)	1.01
Balance - end of year	**3,055,500**	**1.13**	2,855,500	1.12
Options exercisable	**3,045,500**	**1.13**	2,835,500	1.12

The following table summarizes information about the stock options outstanding and exercisable as at March 31, 2010:

Range of prices	Number of options outstanding	Number of options outstanding and exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
$ 0.20	83,000	83,000	0.97	$ 0.20
0.25 - 0.34	1,100,000	1,100,000	1.54	0.32
0.75 - 0.88	510,000	510,000	5.48	0.79
1.00 - 1.65	860,000	850,000	4.04	1.13
1.95 - 5.00	502,500	502,500	2.42	3.36
	3,055,500	3,045,500	3.03	1.13

Stock-based compensation

The Company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods (which can vary from immediate vesting to 3 years). If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock. The Company granted 225,000 stock options to service providers in the first quarter of 2010 (March 31, 2009 - 35,000 options were granted). Globex uses the Black-Scholes model to estimate fair value using the following weighted average assumptions:

	Three months	
	2010	2009
Expected dividend yield	**nil**	nil
Expected stock price volatility	**78.0%**	75.0%
Risk free interest rate	**2.10%**	1.69%
Expected life	**4.78 years**	5 years
Weighted average fair value of granted options	**$0.73**	$0.61

During the first quarter of 2010, the total expense related to stock-based compensation costs and payments amounting to $165,165 has been recorded and presented separetly in the statement of operations (2009 - $9,995).

11. Accumulated other comprehensive income (loss)

	March 31, 2010	December 31, 2009
Unrealized gains (losses) on available-for-sale marketable securities		
Balance, beginning of period	**$ (274,521)**	$ (528,704)
Net change during the period	**(4,236)**	254,183
Balance, end of period	**(278,757)**	(274,521)

12. Net earnings (loss) per common share

Basic earnings (loss) per common share is calculated by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per common share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive securities had been issued during the year.

The following table sets forth the computation of basic and diluted loss per share:

	Three months	
	2010	2009
Numerator		
Net earnings (loss) for the year	**$ (412,560)**	$ (287,890)
Denominator		
Weighted average number of common shares - basic	**19,229,240**	18,338,074
Effect of dilutive shares [(i)]		
Stock options	**-**	-
Weighted average number of common shares - diluted	**19,229,240**	18,338,074
Basic and diluted net earnings (loss) per share	**$ (0.02)**	$ (0.02)

(i) The stock options are not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

13. Additional information to the cash flows statement

Changes in non-cash working capital items	Three months	
	2010	2009
Accounts receivable	**$ 153,364**	$ 279,821
Quebec refundable tax credit and mining duties	**-**	50,289
Prepaid expenses	**(33,588)**	(17,016)
Accounts payable and accrued liabilities	**20,496**	(614,795)
	140,272	(301,701)

Non-cash financing and investing activities

	2010	2009
Disposal of mineral properties for marketable securities	**$ 14,000**	-
Transfer of contributed surplus to share capital on exercise of stock option	**17,930**	-
Quebec refundable tax credit and mining duties	**-**	183,073

14. Financial Instruments and risk management

Fair value of financial instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

Fair value hierarchy

Financial instruments recorded at fair value on the Consolidated Balance Sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1: valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities (see risk management below);

Level 2: valuation techniques based on inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table presents the financial instruments recorded at fair value in the Consolidated Balance Sheet, classified using the fair value hierarchy described above:

	Level 1	Level 2	Level 3	Total financial assets at fair value
Financial assets				
Cash and cash equivalents	$ 296,066	$ -	$ -	$ 296,066
Cash restricted for flow-through expenditures	45,752	-	-	45,752
Marketable securities	2,330,193	155,410	-	2,485,603
Reclamation bonds	-	121,390	-	121,390
Total financial assets	2,672,011	276,800	-	2,948,811

During the year, there has been no significant transfer of amounts between level 1 and level 2.

Risk management

The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date of March 31, 2010.

As a result of continued volatile economic conditions precipitated by the credit crisis, at March 31, 2010, the Company had $2.3 million in financial instruments, fully guaranteed by the Canadian Government, classified as marketable securities and cash restricted for flow-through expenditures on the balance sheet. The Company's remaining cash restricted for flow-through expenditures is deposited with a Canadian banking institution, member of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk as at March 31, 2010 and December 31, 2009 was:

		2010		2009
Cash and cash equivalents	$	**296,066**	$	-
Cash restricted for flow-through expenditures		**45,752**		347,883
Accounts receivable		**62,257**		215,621
		404,075		563,504

Accounts receivable is mainly made up of taxes receivable from government authorities. As the government receivables arise from legislative measures they do not represent a high credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 15 "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has financed its exploration and mining activities through flow-through shares, operating cash flows and the utilization of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

Foreign exchange risk

As at March 31, 2010, the Company has US$5,099 in cash (December 31, 2009 - $6,587). The Company estimates that the impact on earnings of a one percent increase or decrease in the US exchange rate would be insignificant.

Interest rate risk

The Company is not exposed to a significant interest rate risk as the Company has no credit facility.

The large majority of the cash and cash equivalents and cash restricted for flow-through expenditures is invested in Canadian dollar denominated short term instruments with fixed interest rates.

Only the interest revenue arising from the balance of operating cash accounts is therefore subject to interest rate fluctuations.

Based on the balances outstanding during the year ended March 31, 2010, a 1% increase or decrease in the interest rate index would have no significant impact on earnings before income taxes.

15. Capital Disclosure

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of stakeholders. As the Company, is a Canadian exploration company, its principal source of funds is from the issuance of common and flow-through shares and exploration tax credits as well as managing cash and cash equivalents, cash restricted for flow-through expenditures, marketable securities and accounts receivable. In the management of capital, the Company includes the components of shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or dispose of properties. The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations. The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations though its current operating period. The Company is currently not subject to externally imposed capital requirements.

The Company monitors capital on the basis of surplus to equity. The components of the surplus are outlined below:

	March 31, 2010	December 31, 2009
Cash and cash equivalents	**$ 296,066**	$ -
Cash restricted for flow-through expenditures (note 5)	**45,752**	347,883
Marketable securities - term deposits and treasury bonds	**2,302,692**	2,757,864
Accounts receivable	**62,257**	215,621
Quebec refundable tax credits and mining duties	**230,888**	230,888
	2,937,655	3,552,256
Exploration expenditure obligations	**(45,752)**	(347,883)
Surplus	**2,891,903**	3,204,373
Shareholders' equity	**11,850,733**	12,077,114

16. Related party transactions

The Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

	Three months	
	2010	2009
Compensation - Jack Stoch, President and CEO	**$ 39,999**	$ 40,000
Compensation - Dianne Stoch, Corporate Secretary	**30,000**	30,000
	69,999	70,000

Other related party transactions are disclosed elsewhere in these consolidated financial statements (Share Capital, Authorized and issued (note 10(i)).

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

17. Comparative consolidated financial statements

Certain comparative figures have been reclassified to conform to the presentation adopted in 2010.

RECEIVED
2010 MAY 25 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATION

I, Jack Stoch, President and Chief Executive Officer of Globex Mining Enterprises Inc., certify the following:

1. **Review:** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of ***Globex Mining Enterprises Inc.,*** (the "issuer") for the interim period ended **March 31, 2010.**

2. **No misrepresentations:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. **Responsibility:** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. **Design:** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

   (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

   (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 **Control framework:** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 **N/A**

5.3 **N/A**

6. **Reporting changes in ICFR:** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2010 and ended on **March 31, 2010** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **May 12, 2010**

"Jack Stoch"
Jack Stoch
President and Chief Executive Officer

Ref.: File no. 82-4025

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATION

I, James Wilson, Chief Financial Officer and Treasurer of Globex Mining Enterprises Inc., certify the following:

1. **Review:** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of ***Globex Mining Enterprises Inc.,*** (the "issuer") for the interim period ended **March 31, 2010.**

2. **No misrepresentations:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. **Responsibility:** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. **Design:** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

   (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

   (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 **Control framework:** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 **N/A**

5.3 **N/A**

6. **Reporting changes in ICFR:** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on **January 1, 2010** and ended on **March 31, 2010** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **May 12, 2010**

"James Wilson"
James Wilson
Chief Financial Officer and Treasurer